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Exhibit (a)(1)(q)

Apple Announces Successful Completion of its Employee Stock Option Exchange Program

CUPERTINO, California—April 23, 2003—Apple® today announced the successful completion of its employee stock option exchange program, which expired at 5:00 p.m. PDT on Thursday April 17, 2003.

Apple has accepted options to purchase 16,569,193 shares of its common stock, and will issue new options to purchase approximately 6,892,309 shares of its common stock in exchange. The remaining 9,676,884 options will be cancelled, reducing Apple's issued overhang from 18.2 percent to 16.4 percent. Issued overhang is defined as options outstanding as a percentage of total options and shares outstanding. Approximately 93 percent of eligible options were tendered in the exchange program. Pursuant to the terms of the exchange program, the new options will be issued on October 20, 2003, the first business day that is six months and one day from the expiration date of the offer.

Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Apple is committed to bringing the best personal computing experience to students, educators, creative professionals and consumers around the world through its innovative hardware, software and Internet offerings.

Press Contact:
Lynn Fox
Apple
(408) 974-6209
lfox@apple.com

NOTE TO EDITORS: For additional information visit Apple's PR web site (www.apple.com/pr/) or call Apple's Media Helpline at (408) 974-2042.

© 2003 Apple Computer, Inc. All rights reserved. Apple, the Apple logo, Mac, Mac OS and Macintosh are either registered trademarks or trademarks of Apple. Other company and product names may be trademarks of their respective owners.

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  Exhibit (a)(1)(q)